Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated February 13, 2018 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. If Greenhill (as defined below) becomes aware of any such jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with applicable law, Greenhill will make a good faith effort to comply with the applicable law. If, after such good faith effort, Greenhill cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Greenhill by the

Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

By

of

Up to $110.0 Million of Shares of Its Common Stock

At a Purchase Price of Not Greater Than $20.50 Per Share Nor Less Than $18.50 Per Share

Greenhill & Co., Inc. (“Greenhill”) is offering to purchase for cash up to $110.0 million of shares of its Common Stock, par value $0.01 per share (the “Shares”), at a price of not greater than $20.50 nor less than $18.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2018 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MARCH 14, 2018, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, Greenhill will determine a single per share price that Greenhill will pay, subject to the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, for Shares properly tendered in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of Shares tendered pursuant to the Offer and the prices specified by the tendering stockholders. Greenhill will select the lowest single purchase price (in increments of $0.25) not greater than $20.50 nor less than $18.50 per Share that will allow Greenhill to purchase $110.0 million in value of Shares, or a lower amount depending on the number of Shares properly tendered and not properly withdrawn. Upon the terms and subject to the conditions of the Offer, if based on the Purchase Price, Shares having an aggregate value of less than $110.0 million are properly tendered and not properly withdrawn, Greenhill will buy all Shares properly tendered and not properly withdrawn. All Shares acquired in the Offer will be acquired at the Purchase Price, including those Shares tendered at a price lower than the Purchase Price. Only Shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if Shares having an aggregate purchase price in excess of $110.0 million are properly tendered at or below the Purchase Price and not properly withdrawn. Shares tendered but not purchased in the Offer will be returned to the tendering stockholders at Greenhill’s expense promptly after the Expiration Date.

The Offer is not conditioned on the receipt of financing or any minimum value of Shares being tendered. The Offer, however, is subject to other conditions set forth in the Offer to Purchase.

As of February 12, 2018, Greenhill had 27,303,100 issued and outstanding Shares (and 6,223,598 Shares reserved for issuance upon vesting of all outstanding restricted stock units). If the Offer is fully subscribed at a Purchase Price of $20.50, the maximum Purchase Price pursuant to the Offer, the completion of the Offer will result in the repurchase by Greenhill of 5,365,854 Shares, which would represent approximately 20% of its issued and outstanding Shares, or 16% of its outstanding Shares on a fully diluted basis. If the Offer is fully subscribed at a Purchase Price of $18.50, the minimum Purchase Price pursuant to the Offer, the completion of the Offer will result in the repurchase by Greenhill of 5,945,946 Shares in the aggregate, which would represent approximately 22% of its issued and outstanding Shares, or 18% of its outstanding Shares on a fully diluted basis.

GREENHILL’S BOARD OF DIRECTORS HAS AUTHORIZED THE OFFER. HOWEVER, NONE OF GREENHILL, THE MEMBERS OF ITS BOARD OF DIRECTORS, ITS EXECUTIVE OFFICERS, GREENHILL & CO., LLC (THE “DEALER MANAGER”), GEORGESON LLC (THE “INFORMATION AGENT”) OR AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC (THE “DEPOSITARY”), MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO ANY PRICE AT WHICH YOU MIGHT TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE OR PRICES TO TENDER. PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER, YOU SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. YOU SHOULD DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.

In September 2017, Greenhill announced plans for a leveraged recapitalization to put in place a capital structure designed to enhance long term stockholder value in the context of Greenhill’s then current equity valuation, existing tax rates and existing opportunities in the credit market. Under that plan, net proceeds from the borrowing of $350.0 million of term loans, which closed in early October 2017, were used to repay existing bank indebtedness. The remaining term loan proceeds, in addition to the proceeds from the purchase of $10.0 million of Shares by each of Greenhill’s Chairman and Chief Executive Officer, which closed in early November 2017, were authorized to be used to repurchase up to $285.0 million of Shares, including through a fixed price tender offer that closed on October 25, 2017, open market repurchases and pursuant to this Offer. As of February 12, 2018, Greenhill has repurchased $72.3 million in Shares under this authority. In determining to proceed with the Offer, Greenhill’s management and Board of Directors evaluated Greenhill’s operations, financial condition, capital needs, regulatory requirements, strategy and expectations for the future and believe that the Offer is a prudent use of Greenhill’s financial resources.

Greenhill believes the repurchase of Shares pursuant to the Offer will increase employee alignment with stockholders and provide stockholders who are concerned with higher leverage and a reduced dividend from the recapitalization the opportunity to exit all or a significant part of their holdings, in each case, without the potential disruption to the Share price that can result from market sales. Greenhill believes that the “modified Dutch Auction” tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide Greenhill’s stockholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment if they so elect. In determining to proceed with a modified Dutch auction, Greenhill considered, among other things, recent trading prices and volumes for the Shares, various issuer tender offers conducted by other companies and liquidity opportunities available to Greenhill’s stockholders. In addition, if Greenhill completes the Offer, stockholders who choose not to tender will own, and stockholders who retain an equity interest in Greenhill as a result of a partial or conditional tender of Shares or proration may own, a greater percentage ownership of Greenhill’s outstanding Shares following the consummation of the Offer. Following consummation of the Offer, stockholders retaining an equity interest in the Company may also face reduced trading liquidity. Greenhill expects to fund the Share purchases in the Offer, and to pay related fees and expenses, from its available cash.

Upon the terms and subject to the conditions of the Offer, including the provisions relating to “odd lot” priority, proration and conditional tender described in the Offer to Purchase, Greenhill will purchase Shares properly tendered at or below the Purchase Price and not properly withdrawn on or before the Expiration Date having an aggregate purchase price of up to $110.0 million (or such greater amount as it may elect to purchase, subject to applicable law). If the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $110.0 million, Greenhill will purchase Shares in the following order of priority:

•	First, Greenhill will purchase all odd lots of less than 100 Shares from stockholders who properly tender all of their Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder (as defined in the Offer to Purchase) will not qualify for this preference);

•	Second, after purchasing all the odd lots that were properly tendered at or below the Purchase Price and not properly withdrawn, Greenhill will purchase Shares from all other stockholders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (except for stockholders who tendered Shares conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until Greenhill has purchased Shares having an aggregate purchase price of $110.0 million (or such greater amount as it may elect to purchase, subject to applicable law); and

•	Third, only if necessary to permit Greenhill to purchase Shares having an aggregate purchase price of $110.0 million (or such greater amount as it may elect to purchase, subject to applicable law), Greenhill will purchase Shares from stockholders who have properly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the Expiration Date.

All Shares tendered and not purchased in the Offer will be returned to the tendering stockholders at Greenhill’s expense promptly following the Expiration Date. Greenhill expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by Greenhill to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless Greenhill has already accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after 11:59 P.M., New York City time, on April 11, 2018. For a withdrawal to be effective, a notice of withdrawal must be in writing, must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

For purposes of the Offer, Greenhill will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn only when, as and if Greenhill gives oral or written notice to the Depositary of its acceptance of the Shares for payment in the Offer.

Payment for Shares tendered and accepted for payment in the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of certificates for Shares or book-entry confirmation of Shares into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal (or an Agent’s Message (as defined in the Offer to Purchase)) and any other documents required by the Letter of Transmittal.

Stockholders desiring to tender Shares under the Offer must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Stockholders desiring to tender their Shares pursuant to the Offer but whose certificates are not immediately available, or who are unable to complete the procedure for book-entry transfer or to make delivery of all required documents to the Depositary before the Expiration Date, may still tender their Shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

Greenhill will decide, in its reasonable discretion, all questions as to the number of Shares to be accepted, the Purchase Price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and each such decision will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. None of Greenhill, the Dealer Manager, the Information Agent, the Depositary or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any such person incur liability for failure to give any notice.

If you are a U.S. Holder (as defined in the Offer to Purchase), the receipt of cash for your tendered Shares generally will be treated for United States federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution. If you are a Non-U.S. Holder (as defined in the Offer to Purchase), the payment of cash for your tendered Shares may be subject to United States federal income tax withholding unless one of certain exemptions applies. Stockholders are strongly encouraged to read the Offer to Purchase, in particular Sections 3 and 14, for additional information regarding the United States federal income tax consequences of participating in the Offer and should consult their tax advisors.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Copies of the Offer to Purchase, the Letter of Transmittal and other documents are available for free at the SEC’s website at www.sec.gov or the investor information section of Greenhill’s website at www.greenhill.com. Additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other documents may be requested from the Information Agent at Greenhill’s expense at the address and telephone number set forth below. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Call Toll-Free: 1-877-278-4775

Email: greenhill@georgeson.com

The Depositary for the Offer is:

American Stock Transfer & Trust Co., LLC

By First-Class, Registered or Certified Mail:	By Hand, Express Mail, Courier, or Other Expedited Service:
American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

The Dealer Manager for the Offer is:

Greenhill & Co., LLC

300 Park Avenue

New York, New York 10022

1-888-504-7336 (Toll-Free)